Exhibit 99.2

Banco Itaú Holding Financeira S.A.
A Publicly Listed Company	CNPJ 60.872.504/0001-23

ANNOUNCEMENT TO THE MARKET

1.

Banco Itaú Holding Financeira S.A. (“ITAÚ”) and XL Capital Ltd. (“XL”), subsequent to the market notification published on January 30, 2006, hereby inform that they signed on August 31, 2006, the definitive agreements that will govern the association formed by these two groups.

2.

This new association has thus brought about the creation of a new insurance company entitled ITAÚ XL Seguros Corporativos S.A. (“ITAÚ XL”), which will be engaged in large risk business and industrial insurance (business property and liability insurance portfolio) in Brazil. ITAÚ XL will certainly profit from the knowledge and market penetration achieved and retained by ITAÚ on the Brazilian market as well as the expertise XL has in writing large risk insurance. Moreover, the new group will have access and rely on the reinsurance capabilities offered by XL, thereby assuring that it is prepared for any possible changes that may arise in the Brazilian reinsurance sector regulatory scenario.

3.

On this same date, ITAÚ and XL have also signed a shareholders agreement in relation to the management of the new company. The share capital shall be approximately R$ 170 million, and 50% interest in the company shall be held by each one of the two partners.

4.

The Brazilian Private Insurance Agency (SUSEP – Superintendência de Seguros Privados) has extended prior approval for the implementation of the joint venture. Although the joint venture must still be finally approved by the regulatory agency, it is nevertheless able to start up its operations.

5.	Based on this operation, ITAÚ and XL hereby declare their commitment to the Brazilian market and to providing value to their costumers and shareholders.

São Paulo, Brazil, September 01, 2006

ALFREDO EGYDIO SETUBAL Investor Relations Director